Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 12 DATED JUNE 15, 2022
TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide updates on our investment portfolio;
•to disclose recent acquisitions of certain properties;
•to disclose the transaction price for each class of our common stock sold in this public offering (the "Offering") as of July 1, 2022;
•to disclose the calculation of our May 31, 2022 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.

Investment Portfolio Updates for the Month Ending May 31, 2022
The increase in NAV in May 2022 was attributable to valuation markups in our multifamily and logistics properties. As of May 31, 2022, our portfolio consisted of 94% real estate properties, 4% real estate-related loans and securities, and the remainder in cash and cash equivalents. Our real estate properties consisted of multifamily (55%), alternatives (22%), office (17%) and logistics (6%).

Recent Acquisitions
During May 2022, we acquired 89 single-family rental properties, growing our portfolio to a total of 324 homes with an aggregate purchase price of $84 million as of May 31, 2022.
July 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2022 (and repurchases as of June 30, 2022) is as follows:

Transaction Price (per share)
Class S	$13.7789
Class I	$13.8601
Class T	$13.8601
Class D	$13.8601
The July 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2022 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2022 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2022:

Components of NAV	May 31, 2022
Investments in real properties	$1,758,351,660
Investments in real estate-related loans and securities	75,317,458
Investments in unconsolidated entities	102,652,218
Cash and cash equivalents	46,921,612
Restricted cash	147,053,337
Other assets	18,995,947
Debt obligations	(1,088,670,052)
Accrued performance fee	(8,101,205)
Accrued stockholder servicing fees(1)	(269,487)
Management fee payable	(2,276,927)
Dividend payable	(3,781,504)
Subscriptions received in advance	(139,303,249)
Other liabilities	(25,239,555)
Non-controlling interests in joint ventures	(20,846,920)
Net asset value	$860,803,333
Number of shares/units outstanding	61,754,570

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of May 31, 2022, we have accrued under GAAP approximately $22.3 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$387,522,245	$63,910,624	$86,011,734	$39,079,582	$—	$—	$284,279,148	$860,803,333
Number of shares/units outstanding	28,124,296	4,611,126	6,335,034	2,741,493	—	—	19,942,621	61,754,570
NAV Per Share/Unit as of May 31, 2022	$13.7789	$13.8601	$13.5772	$14.2549	$—	$—	$14.2549

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

As of May 31, 2022, we had not sold any Class T or Class D shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.2%	4.7%
Office	7.7%	6.7%
Logistics	5.8%	4.9%
Alternatives	5.0%	4.8%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values	Logistics Investment Values	Alternatives Investment Values
Discount Rate	.25% Decrease	2.0%	1.9%	2.1%	2.0%
(weighted average)	.25% Increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%
Exit Capitalization Rate	.25% Decrease	4.0%	2.4%	3.7%	3.5%
(weighted average)	.25% Increase	(3.6)%	(2.3)%	(3.3)%	(3.2)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines, single family-rental properties, and our unconsolidated interest in Principal Place.

The following table provides a breakdown of the major components of our total NAV as of April 30, 2022:

Components of NAV	April 30, 2022
Investments in real properties	$1,717,734,671
Investments in real estate-related loans and securities	50,555,665
Investments in unconsolidated entities	102,974,690
Cash and cash equivalents	50,545,537
Restricted cash	62,662,863
Other assets	26,610,902
Debt obligations	(1,110,225,814)
Accrued performance participation interest	(6,662,414)
Accrued stockholder servicing fees(1)	(227,760)
Management fee payable	(1,705,589)
Dividend payable	(3,407,637)
Subscriptions received in advance	(55,547,006)
Other liabilities	(18,244,816)
Non-controlling interests in joint ventures	(19,859,568)
Net asset value	$795,203,724
Number of shares/units outstanding	57,726,810

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of April 30, 2022, we have accrued under GAAP approximately $22.3 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$353,665,674	$59,982,209	$66,098,924	$37,449,777	$—	$—	$278,007,140	$795,203,724
Number of shares/units outstanding	25,942,642	4,380,656	4,894,580	2,672,170	—	—	19,836,762	57,726,810
NAV Per Share/Unit as of April 30, 2022	$13.6326	$13.6925	$13.5045	$14.0147	$—	$—	$14.0147

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

As of April 30, 2022, we had not sold any Class T or Class D shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 11,690,406 shares of our common stock (consisting of 10,282,724 Class S shares, 1,378,104 Class I shares and 29,578 Class D shares; no Class T shares were issued or sold as of such date) in our primary offering for total proceeds of $150,806,329 and (ii) 492,769 shares of our common stock (consisting of 443,985 Class S shares and 48,784 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $6,244,033. We intend to continue selling shares in the Offering on a monthly basis.